Exhibit 99.1

For immediate release

RR Media Reports First Quarter Results;
ESS acquisition closed

Revenues of $30.5 million and Adjusted EBITDA of $3.6 Million,
Consistent with April 10 Update

Airport City Business Park, Israel  (May 11, 2015) – RR Media (NASDAQ: RRM), a leading provider of global digital media services to the broadcast industry, today announced financial results for the first quarter ended March 31, 2015.

First Quarter Highlights

•	ESS acquisition closed on April 29th and integration is underway

•
Revenues of $30.5 million, down 7.1% year-over-year including a negative impact of approximately $492,000 due to the Euro/Dollar exchange rate. Main decline in revenue due to economic issues in Russia, impacting RRM customers

•	Gross margin of 23.6%, down from 24.4% in Q1 2014 due to decline in revenue

•	Non-GAAP net income of $0.07 per basic and diluted share

•	GAAP net income of $0.05 per basic and diluted share

•	Board declared a cash dividend of $0.07 per share, an aggregate amount of approximately $1.2 million, representing an annual dividend yield of 3.9%.

(In Thousands)	Q1 2015			Q1 2014
	Content Mgmt. & Distribution Services	MSS	Total	Content Mgmt. & Distribution Services	MSS	Total
Revenues	$27,567	$2,963	$30,530	$29,980	$2,877	$32,857
Gross profit	$6,876	$315	$7,191	$7,577	$458	$8,035
Gross margin	24.9%	10.6%	23.6%	25.3%	15.9%	24.4%

Avi Cohen, CEO of RR Media, commented, “We continued our aggressive efforts to diversify our revenues, especially geographic diversification, with the acquisition of Eastern Space Systems (ESS) in Romania, a combination which will expand our access to a rapidly growing and strategically important region with more than 17 million TV households in Central, Eastern and Nordic Europe. The importance of this diversification was underscored by the issues in Russia, as the rapid decline in the value of the Ruble created significant issues for our Russian customers, impacting our first quarter revenue and backlog. We are taking specific steps to address this issue, including decreasing relevant satellite capacity commitments. While this event and the continued foreign exchange rate headwinds, created short-term challenges, we are increasingly confident that we are on the right path strategically and the ESS acquisition will only accelerate our efforts.”

“We continue to move upstream with customers, further penetrating our customers with higher value-added services and acquiring additional business with our new and broader offering,” continued Mr. Cohen. “In the last few weeks, we have signed new multi-year agreements with several major tier one customers for content management services.  In addition, we have added new customers for OTT delivery of 10’s of linear channels including a major U.S. Pay-TV provider, all of which is serving as the foundation for predictable growth in the future.”

First Quarter 2015 Financial Results

Revenues: First quarter 2015 revenues were $30.5 million down 7.1% from $32.9 million in the first quarter of 2014. Content Management and Distribution Services revenue, excluding non-core revenue from MSS, was $27.6 million, down 8.0% from $30.0 million in the first quarter last year. First quarter 2015 revenues were reduced by approximately $492,000 related to the impact of the Euro/U.S. Dollar exchange rate, and geopolitical issues, primarily in the Russia, negatively impacted revenues.

Gross profit: First quarter 2015 gross profit and gross margin were $7.2 million and 23.6% respectively, compared to $8.0 million and 24.4%, respectively, for the first quarter of 2014. Content Management and Distribution Services gross margin was 24.9%, compared to 25.3% last year.

Non-GAAP operating income & operating margin, excluding non-cash stock based compensation, amortization of acquisition-related intangibles, acquisition related expenses and amortization of acquisition related prepaid compensation expenses, but inclusive of foreign currency impact was $1.7 million and 5.5% respectively during the first quarter of 2015, compared to $2.8 million and 8.5% respectively in the first quarter of 2014.

Non-GAAP net income for the first quarter was $1.2 million, compared to $2.1 million in the first quarter of 2014. Non-GAAP net income per share on a fully diluted basis was $0.07 for the first quarter of 2015, compared to $0.12 in first quarter last year.

GAAP net income for the first quarter of 2015 was $0.9 million, compared to $1.7 million in the first quarter of 2014. GAAP net income per share on a fully diluted basis was $0.05 for the first quarter of 2015 compared to $0.10 in the first quarter of 2014.

Adjusted EBITDA for the first quarter of 2015 was $3.6 million compared to $5.1 million in the first quarter of 2014.

Backlog to be delivered in the next 12 months decreased to $76 million, down from $94 million in the first quarter of 2014 and down from $86 Million in the end of the fourth quarter of 2014.

Cash, cash equivalents and marketable securities as of March 31, 2015 totaled $19.5 million compared with $22 million as of December 31, 2014.

Quarterly Dividend

In accordance with the Company’s dividend policy, the Board of Directors declared a cash dividend in the amount of $0.07 per ordinary share and in the aggregate amount of approximately $1.2 million, representing an annual dividend yield of 3.9%. The dividend is payable on June 10, 2015 to all of the Company's shareholders of record at the end of the trading day on NASDAQ on May 25, 2015.

Full Year 2015 Guidance

On February 23, 2015, management issued full-year 2015 expectations of total revenues of $135 million to $139 million, with Adjusted EBITDA of $19.5 million to $20.5 million. At this time, the Company is not changing its guidance. Management will continue to evaluate its financial performance and pipeline, and expects to provide updates to its full-year outlook, accounting for acquisitions, as the year progresses.

Management continues to expect some level of variation in mix from quarter to quarter leading to some fluctuations in revenues and gross margin between quarters.

Conference Call Information

Management will host a conference call to discuss the results at 9 a.m. ET and 4 p.m. in Israel on Monday, May 11, 2015.

Details are as follows:

•	Dial-in number from within the United States: 1-877-857-6149

•	Dial-in number from Israel: 1 80 925 8243

•	Dial-in number from the UK: 0 808 101 7162

•	Dial-in number (other international): 1-719-325-4805

•	Playback, available until May 18, 2015 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 9969156 for the replay.

•	A live webcast is accessible at http://public.viavid.com/index.php?id=113925.

ENDS

About RR Media

RR Media (NASDAQ: RRM) works in partnership with the world’s leading media players to create the richest possible media and entertainment experiences for the world’s consumers. RR Media’s complete ecosystem of digital media services maximize the potential of media and entertainment content, covering four main areas: smart global content distribution network with an optimized combination of satellite, fiber and the internet; content management and channel origination; sports, news & live events; and online video services. RR Media provides scalable, converged digital media services to more than 650 channels and to leagues and right holders of over 100,000 hours of sports and live events yearly. The company delivers content to 95% of the world’s population reaching viewers of multiplatform operators, VOD platforms, online video and direct-to-home services. Visit the company's website www.rrmedia.com

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2014 and our Current Reports on Form 6-K.

Company Contact:
Shmulik Koren, CFO
Tel: +972 3 928 0777
Email: investors@rrmedia.com

Investor Contact:
Hayden/ MS - IR
Brett Maas/ Miri Segal-Scharia
Tel: 646-536-7331 / 917-607-8654

RR Media Ltd.

Interim Condensed Consolidated Statements of Income

In thousands, except share data

	Three months ended		Year ended
	March 31	March 31	December 31
	2015	2014	2014
	(unaudited)	(unaudited)	(audited)
Revenues
Content Mgmt. & distribution services	27,567	29,980	119,750
Mobile satellite services	2,963	2,877	11,476
Total revenues	$30,530	$32,857	$131,226

Cost of revenues
Content Mgmt. & distribution services	20,691	22,403	91,215
Mobile satellite services	2,648	2,419	9,961
Total cost of revenues	23,339	24,822	101,176

Gross profit	7,191	8,035	30,050

Operating expenses

Sales and marketing	3,629	2,995	13,329

General and administrative	2,252	2,531	9,308

Reorganization expenses	-	-	236

Total operating expenses	5,881	5,526	22,873

Operating income	1,310	2,509	7,177

Financial expenses, net	109	170	541

Income before taxes on Income	1,201	2,339	6,636

Income taxes	289	615	1,581

Net Income	912	1,724	5,055
Net Profit (loss) attributable to non-controlling interest
	(14)	(72)	(95)
Net income attributable to shareholders	$926	$1,796	$5,150

Earnings per ordinary share attributable to shareholders

Basic earnings per share	0.05	0.10	0.30
Diluted earnings per share	0.05	0.10	0.29

Weighted average number of shares used to compute:

Basic earnings per share	17,392,072	17,346,561	17,365,608
Diluted earnings per share	17,657,516	17,645,977	17,671,975

RR Media Ltd.
Interim Condensed Consolidated Statements of Income

In thousands

	Three months ended		Year ended
	March 31	March 31	December 31
	2015	2014	2014
	(unaudited)	(unaudited)	(audited)
Reconciliation of GAAP Net Income to Non-GAAP Net Income:
GAAP Net income attributable to shareholders	$926	$1,796	$5,150
Adjustments to reconcile GAAP net income
to non-GAAP net income:
Non-cash equity-based compensation charge	175	163	694
Amortization of acquisition related intangible assets	148	197	671
Changes in fair value of currency conversion derivatives	-	41	(345)
Amortization of acquisition related prepaid
compensation expenses	42	42	168
Income tax effect of non-GAAP adjustments	(58)	(81)	(160)
Contingent consideration in respect of acquisition	-	-	(270)
Reorganization expenses	-	-	236

Non-GAAP net income attributable to shareholders	$1,233	$2,158	$6,144

	Three months ended		Year ended
	March 31	March 31	December 31
	2015	2014	2014
	(unaudited)	(unaudited)	(audited)
Reconciliation of GAAP Operating Income
to non GAAP operating income:
Operating income	$1,310	$2,509	$7,177

Adjustments to reconcile GAAP operating
income to non-GAAP operating income:
Non-cash equity-based compensation charge	175	163	694
Amortization of acquisition related intangible assets	148	197	671
Cost of sales related changes in fair value of
embedded currency conversion derivatives	-	(113)	(239)
Amortization of acquisition related prepaid
compensation expenses	42	42	168
Contingent consideration in respect of acquisition		-	(530)
Reorganization expenses	-	-	236

Non-GAAP operating income attributable to shareholders	$1,675	$2,798	$8,177

RR Media Ltd.

Interim Condensed Consolidated Statement of Income

In thousands

	Three months ended		Year ended
	March 31	March 31	December 31
	2015	2014	2014
	(unaudited)	(unaudited)	(audited)
Reconciliation of GAAP Operating Income to EBITDA:

Operating income	$1,310	$2,509	$7,177
Adjustments to reconcile GAAP operating
income to EBITDA:
Non-cash equity-based compensation charge	175	163	694
Depreciation and amortization	2,109	2,425	9,675
Acquisition related expenses	-	-	-
Cost of sales related changes in fair value of
currency conversion derivatives	-	(113)	(239)
Amortization of acquisition related prepaid
compensation expenses	42	42	168

EBITDA	$3,636	$5,026	$17,475

	Three months ended		Year ended
	March 31	March 31	December 31
	2015	2014	2014
	(unaudited)	(unaudited)	(audited)
Reconciliation of Non-GAAP operating income to adjusted EBITDA:

Non-GAAP operating income	$1,675	$2,798	$8,177
Adjustments to reconcile Non-GAAP operating
income to EBITDA:
Depreciation and amortization	1,961	2,228	9,004

Adjusted EBITDA	$3,636	$5,026	$17,181

RR Media Ltd.

Interim Condensed Consolidated Statements of Income (non-GAAP results)

In thousands, except share data

	Three months ended		Year ended
	March 31	March 31	December 31
	2015	2014	2014
	(unaudited)	(unaudited)	(audited)
Revenues
Content Mgmt. & distribution services	27,567	29,980	119,750
Mobile satellite services	2,963	2,877	11,476
Total revenues	$30,530	$32,857	$131,226

Cost of revenues
Content Mgmt. & distribution services	20,677	22,508	91,397
Mobile satellite services	2,648	2,419	9,961
Total cost of revenues	23,324	24,927	101,358

Gross profit	7,206	7,930	29,868

Operating expenses

Sales and marketing	3,405	2,735	12,416

General and administrative	2,126	2,397	9,275

Total operating expenses	5,531	5,132	21,691

Operating income	1,675	2,798	8,177

Financial expenses, net	109	16	387

Income before taxes on income	1,566	2,782	7,790

Income taxes	347	696	1,741

Net income	$1,219	$2,086	$6,049

Net Profit (loss) attributable to non-controlling interest	(14)	(72)	(95)

Net income attributable to shareholders	$1,233	$2,158	$6,144
Earnings per ordinary share attributable to shareholders

Basic earnings per share	0.07	0.12	0.35
Diluted earnings per share	0.07	0.12	0.35

Weighted average number of shares used to compute:

Basic earnings per share	17,392,072	17,346,561	17,365,608
Diluted earnings per share	17,657,516	17,645,977	17,671,975

RR Media Ltd.

Interim Condensed Consolidated Balance Sheets

In thousands

	March 31	March 31	December 31
	2015	2014	2014
	(unaudited)	(unaudited)	(audited)
Current assets
Cash and cash equivalents	$10,517	$15,004	$13,001
Marketable securities and short term investments	9,015	9,416	8,970
Trade receivable,(net of provision for doubtful accounts
Of $5,173, $6,785 and $6,423 as of March 31, 2015, 2014 and December 31, 2014, respectively)	24,689	24,103	23,457
Other receivable	2,365	2,919	2,343
Deferred taxes	2,006	2,170	2,038
Prepaid expenses	2,730	2,772	2,839

Total current assets	51,322	56,384	52,648

Long-term assets
Long-term prepaid expenses	2,489	2,490	3,156
Long-term land lease prepaid expenses	7,358	7,398	7,380
Assets held for employee severance payments	1,671	2,150	1,892
Fixed assets, net	46,442	45,794	45,669
Goodwill	10,953	11,277	11,286
Intangible assets, at cost, less accumulated amortization	5,143	6,003	5,528

Total long-term assets	74,056	75,112	74,911

Total assets	$125,378	$131,496	$127,559

RR Media Ltd.

Interim Condensed Consolidated Balance Sheets (cont’d)

In thousands, except share data

	March 31	March 31	December 31
	2015	2014	2014
	(unaudited)	(unaudited)	(audited)
Liabilities and shareholders’ equity

Current liabilities
Account payable:
Trade	$15,938	$17,956	$18,414
Other	5,066	6,016	5,482
Deferred income	6,463	8,090	4,867

Total current liabilities	27,467	32,062	28,763

Long-term liabilities
Deferred income	7,846	8,051	7,714
Liability in respect of employee severance payments and others	2,291	2,327	2,993
Contingent consideration in respect of acquisition	3,550	3,930	3,550
Deferred taxes	3,769	4,346	3,702

Total long-term liabilities	17,456	18,654	17,959

Total liabilities	44,923	50,716	46,722

Shareholders’ equity
Share capital
Ordinary share NIS 0.01 par value each (27,000,000 authorized as of March 31, 2015, December 31, 2014 and March 31, 2014,
17,392,072 shares issued and fully paid as of March 31, 2015, 17,365,608 shares issued and fully paid as of December 31, 2014 and 17,346,561 shares issued and fully paid as of March 31, 2014)	40	40	40
Treasury Stock	(146)	-	(146)
Additional paid in capital	54,747	54,042	54,572
Retained earnings	27,109	26,478	27,400
Accumulated other comprehensive gain	(1,186)	292	(934)
Total shareholders’ equity	$80,564	$80,852	$80,932

Non-controlling interest	(109)	(72)	(95)

Total equity	$80,455	$80,780	$80,837

Total liabilities and equity	$125,378	$131,496	$127,559

RR Media Ltd.

Interim Condensed Consolidated Statements of Cash Flows

In thousands

	Three months ended		Year ended
	March 31	March 31	December 31
	2015	2014	2014
	(unaudited)	(unaudited)	(audited)
Net income	$912	$1,724	$5,055

Adjustments required to reconcile net income to net cash provided by operating activities	3,404	2,275	11,449
Changes in assets and liabilities	(2,289)	(2,005)	(6,011)

Net cash provided by operating activities	2,027	1,994	10,493

Investment in fixed assets	(2,909)	(1,161)	(8,389)

Other investing activities	62	-	1,261
Cash flows from investing activities	(2,847)	(1,161)	(7,128)

Purchase of treasury stock	-	-	(146)
Dividends Paid	(1,217)	-	(3,473)
Cash flows from financing activities	(1,217)	-	(3,619)

Translation adjustment on cash and cash equivalents	(447)	6	(910)

Increase (decrease) in cash and cash Equivalents	(2,484)	839	(1,164)

Balance of cash and cash equivalents at beginning of period	13,001	14,165	14,165

Balance of cash and cash equivalents at end of period	10,517	15,004	13,001